

Jim Roach · 3rd

Managing Partner Hennessy & Roach, P.C.

Greater Chicago Area · **Contact info**

362 connections



Hennessy & Roach

University of Illinois at
Urbana-Champaign

Experience



Co-Managing Partner
Hennessy & Roach
1993 – Present · 28 yrs

Education



University of Illinois at Urbana-Champaign
Juris Doctor
1990



University of Illinois Urbana-Champaign
Bachelor of Arts, History
1987